EXHIBIT 1.1
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                          ASIASAT APPOINTS NEW DIRECTOR


Hong Kong, 11th March, 2004 - Asia Satellite Telecommunications Holdings Limited ("the Company") (SEHK: 1135, NYSE: SAT) announces that Mr. KO Fai Wong, who is the Deputy General Manager of Shortridge Limited and alternate director of the Company, has been appointed as a director of the Company with effect from 11th March, 2004. Upon appointment as director, Mr. KO ceased to act as alternate director. He succeeds Mr. LI Tong Zhou who resigned as a director of the Company with effect from 11th March, 2004.